AMG Oil Ltd.
1407-1050 Burrard Street
Vancouver, BC V6Z 2S3
Telephone: (604) 682-6496, Facsimile: (604) 682-1174

November 15, 2007

Securities and Exchange Commission
100 F Street, N.E.,
Washington, DC 20549-7010
U.S.A.

Attention: Ryan Milne, Division of Corporate Finance

Dear Sirs/Mesdames,

AMG Oil Ltd. (the "Company"), Form 8-K Filed November 1, 2007, File No. 000-30087

Enclosed you will find a revised Form 8-K in response to your comments dated November 7, 2007. In particular, the Form 8-K has been amended to provide the disclosure required by Item 304(a)(1)(ii) of Regulation S-B in the 2nd paragraph, which now states that Telford has reported on the Company's financial statements for the past two years and that:

> "Such reports did not contain an adverse opinion or disclaimer of opinion, nor were they modified as to uncertainty, audit scope, or accounting principles, other than to state that there is substantial doubt as to the ability of the Company to continue as a going concern."

Enclosed you will also find an updated Exhibit 16 letter from Telford that states that it agrees with the statements made in the Company's amended Form 8-K.

The Company acknowledges that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please return any comments by fax (604-682-1174) or PDF (pperone@iremco.com) attn: Pino Perone. If you have any questions please feel free to contact the Company's in-house counsel, Pino Perone, at 604-609-3355.

Regards,

Garth Johnson,
Chief Financial Officer
Encls.